 Filed Pursuant to Rule 253(g)(2)
File No. 024-10524

BEAUTYKIND HOLDINGS, INC.

SUPPLEMENT NO. 1 DATED JUNE 28, 2016
TO THE OFFERING CIRCULAR DATED MAY 12, 2016

This document supplements, and should be read in conjunction with, the offering circular of BeautyKind Holdings, Inc. (the “we,” “our” or “us”), dated May 12, 2016 and filed by us with the Securities and Exchange Commission (the “SEC”) on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose our election to move forward with a new offering in connection with an application for the shares of our Common Stock to be listed on the NASDAQ Capital Market (“NASDAQ”).

New Offering

We commenced the offering on April 20, 2016, the day the offering statement (the “Offering Statement”) was qualified by the SEC. The Offering Circular provided sixty (60) days following qualification to receive and accept subscriptions for the minimum offering amount, $5,000,000, subject to our ability to extend the offering for thirty (30) days with the mutual agreement of our Underwriter. We have decided to commence a new offering. The proceeds for the offering that are currently in an escrow account maintained by FundAmerica Securities, LLC will be returned to investors without deduction and generally without interest.

Based on conversations with potential investors as well as feedback received by the Underwriter, we believe that there will be greater market demand for the Offered Shares if shares of our Common Stock are listed on NASDAQ immediately following the closing of the offering. Accordingly, we plan to submit an application to NASDAQ to list our shares and file a post-qualification amendment to the Offering Statement in order to qualify the new offering. We will make a further announcement in the coming weeks to provide more details on the structure of the new offering. We believe that a NASDAQ listing will enhance the secondary trading liquidity of our shares of Common Stock for investors and provide us with improved opportunities to raise capital after the offering.